UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

John D. Ireland, Esq. Senior Vice President and General Counsel Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, CA 92612 (949) 585-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). L. George Klaus
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,804,455
	8.	Shared Voting Power 381,781 (all 381,781 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)
	9.	Sole Dispositive Power 3,804,455
	10.	Shared Dispositive Power 381,781 (all 381,781 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,186,236 (including 381,781 shares, which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29426L108	Schedule 13D	Page 3 of 6

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2009 (as so amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction

Mr. Klaus is currently the Chairman of the Board and President & Chief Executive Officer of Epicor Software Corporation (the “Company”). In these roles, Mr. Klaus is actively involved in managing the business and affairs of the Company and formulating the Company’s business strategies.

On April 4, 2011, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which (i) Sub will make a cash tender offer (the “Offer”) for each share of Common Stock of the Company (“Common Stock”) and (ii) regardless of whether the Offer is consummated, Sub will merge with and into the Company (the “Merger”), all subject to the terms and conditions set forth in the Merger Agreement.

In connection with the Merger Agreement and the transactions contemplated thereby, on April 4, 2011, the Reporting Person, entered into a non-tender and support agreement (the “Support Agreement”) pursuant to which the Reporting Person agreed to (i) not tender shares of Common Stock into the Offer, (ii) vote in favor of and otherwise support the Merger and the other transactions contemplated by the Merger Agreement and (iii) transfer certain shares of Common Stock to Parent or an affiliate of Parent in exchange for cash in the amount of $12.50 per share prior to the effective time of the Merger on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and the Reporting Person and the Pickup Entities.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock of the Company beneficially owned by Mr. Klaus is 4,186,236, which (i) includes (A) 372,000 shares subject to stock options which are currently exercisable or exercisable within 60 days, (B) 678,251 shares of restricted common stock which is subject to a lapsing right of repurchase by the Company upon the achievement of certain milestones and dates, and (C) 381,781 shares of common stock owned by Mr. Klaus’ spouse. Mr. Klaus disclaims beneficial ownership of 381,781 shares owned by Mr. Klaus’s spouse (which includes (A) 47,812 shares subject to options which are currently exercisable or exercisable within 60 days and (B) 158,196 shares of restricted common stock which is subject to a lapsing right of repurchase by the Company upon the achievement of certain milestones and dates).

The percentage of the Common Stock beneficially owned by Mr. Klaus is approximately 6.5%, based on a total of 64,166,065 shares of Common Stock issued and outstanding as of March 31, 2011 as set forth in the Merger Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2011.

(b)	The number of shares of Common Stock as to which Mr. Klaus has:

(i)	Sole power to vote or direct the vote: 3,804,455;

(ii)	Shared power to vote or direct the vote: 381,781 (all 381,781 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)

(iii)	Sole power to dispose or direct the disposition of: 3,804,455;

(iv)	Shared power to dispose or direct the disposition of: 381,781 (all 381,781 of which are shares owned by Mr. Klaus’ spouse as to which he disclaims beneficial ownership).

Of the 4,186,236 shares noted above, 372,000 shares are subject to stock options which are currently exercisable or exercisable within 60 days, 678,251 shares are subject to a lapsing right of repurchase by the Company upon the achievement of certain milestones and dates and 381,781 shares are beneficially owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

(A)	Name: Lauri Klaus

(B)	Residence or business address: 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

(C)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Lauri Klaus is an Executive Vice President at Epicor, with offices located at 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

(D)	During the last five years, Lauri Klaus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E)	During the last five years, Lauri Klaus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Citizenship: United States.

(c)	Mr. Klaus effected the following transactions in the Company’s securities during the past 60 days:

On February 7, 2011, Mr. Klaus was granted an aggregate of 215,751 shares of Common Stock, which shares are subject to a lapsing right of forfeiture in favor of the Company, and Lauri Klaus was granted an aggregate of 71,946 shares of Common Stock, which shares are subject to a lapsing right of forfeiture in favor of the Company.

On February 10, 2011, Mr. Klaus was granted 150,000 shares of Common Stock, which shares are subject to a lapsing right of forfeiture in favor of the Company. On February 11, 2011, the Company exercised its right of repurchase to repurchase 95,838 shares from Mr. Klaus at no cost. On February 11, 2011, Mr. Klaus also forfeited 93,793 shares at an approximate price of $11.19 per share in connection with the satisfaction of a withholding tax obligation arising out of the lapse of restrictions on a restricted stock grant. In addition on February 11, 2011, the Company exercised its right of repurchase to repurchase 31,816 shares from Lauri Klaus at no cost and Ms. Klaus forfeited 23,694 shares of Common Stock at an approximate price of $11.19 per share in connection with the satisfaction of a withholding tax obligation arising out of the lapse of restrictions on a restricted stock grant.

On March 31, 2011, Mr. Klaus forfeited 17,503 shares at an approximate price of $11.07 per share i n connection with the satisfaction of a withholding tax obligation arising out of the lapse of restrictions on a restricted stock grant and Lauri Klaus forfeited 1,226 shares at an approximate price of $11.07 per share i n connection with the satisfaction of a withholding tax obligation arising out of the lapse of restrictions on a restricted stock grant.

(d)	Only those persons identified in Item 5(b) above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, including the Support Agreement described in Item 4, the description of which is incorporated herein by reference, Mr. Klaus is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	Material to be Filed as Exhibits

Exhibit A – Non-Tender and Support Agreement

CUSIP No. 29426L108	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2011	/s/ L. George Klaus
L. George Klaus